Exhibit 99.1

News Release
B2Gold Corp. Achieves Record 2014 Fourth Quarter and Full-Year Gold Production.
Strong Start-up at Otjikoto with First Gold Pour in December 2014/Ramp-up to Commercial Production
Expected in the First Quarter of 2015.
2015 Outlook Provides for Strong Production Growth of Approximately 35% and Reduced Costs Per Ounce.

Vancouver, January 21, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce fourth quarter and full-year 2014 gold production and revenue as well as production and cash cost guidance for 2015. All dollar figures are in United States dollars unless otherwise indicated.

2014 Fourth Quarter Highlights

•	Record quarterly consolidated gold production of 111,804 ounces (or 118,963 ounces including 7,159 ounces of pre-commercial production from Otjikoto in December)
•	Record quarterly gold production at the Masbate Mine of 62,972 ounces
•	Gold revenue of $122.4 million on sales of 102,612 ounces at an average price of $1,193 per ounce
•	Strong start-up performance at Otjikoto with first gold pour in December 2014 and ramp-up to commercial production expected in the first quarter of 2015
•	Otjikoto Mine construction completed in December on budget and ahead of schedule

2014 Full-Year Highlights

•	Record annual consolidated gold production of 384,003 ounces (or 391,162 ounces including 7,159 ounces of pre-commercial production from Otjikoto in December)
•	Record annual gold production at La Libertad Mine of 149,763 ounces
•	Gold revenue of $486.6 million on record sales of 386,219 ounces at an average price of $1,260 per ounce
•	2015 outlook provides for strong production growth of approximately 35% to between 500,000 to 540,000 ounces of gold with cash operating costs per ounce decreasing
•	Acquisition of Papillon Resources Limited completed on October 3, 2014, resulting in the acquisition of the high-quality Fekola Gold Project in Mali

2014 Operating Results

B2Gold achieved another record year of production in 2014 producing 384,003 ounces of gold (or 391,162 ounces including 7,159 ounces of pre-commercial production from Otjikoto in December), and completed the year with a record fourth quarter producing 111,804 ounces of gold (or 118,963 ounces including 7,159 ounces of pre-commercial production from Otjikoto in December). In addition, the new Otjikoto Mine had a strong start-up with its first gold pour one week ahead of schedule in December and is anticipated to ramp-up quickly to commercial production in the first quarter of 2015.

The Masbate Mine finished the year with a strong fourth quarter in 2014, producing a quarterly record of 62,972 ounces of gold, approximately 34% (or almost 16,000 ounces) higher than both budget and production in the fourth quarter of 2013. Masbate’s new SAG mill which was installed (as planned) in the second quarter of 2014 is now running consistently and performing well. In the fourth quarter of 2014, higher grade oxide material from the Colorado pit was processed with mill feed of approximately 72% oxide and gold grades averaging 1.36 g/t. For the full-year 2014, the Masbate Mine produced 186,195 ounces of gold compared to 176,483 ounces produced in 2013 (including non-attributable pre-acquisition production of 7,087 ounces). Annual gold production from Masbate increased by approximately 6% in 2014 compared to 2013, even though the Masbate SAG mill was shut down during change-out throughout June 2014.

Total annual production from La Libertad Mine in 2014 was a record 149,763 ounces of gold, at the upper end of the Company’s 2014 guidance range of 143,000 to 150,000 ounces, and approximately 8% higher than in 2013. Fourth quarter gold production in 2014 from Libertad was 36,862 ounces (Q4 2013 - 42,709 ounces) of gold. The main reasons for the improved production at La Libertad in 2014 were higher throughput (2,190,937 tonnes of ore milled at a grade of 2.26 g/t compared to 2,014,838 tonnes at a grade of 2.29 g/t in 2013) and better gold recoveries (94.3% compared to 93.8% in 2013).

For the full-year 2014, the Limon open pit and underground mine produced 48,045 ounces of gold (2013 – 58,191 ounces), of which 11,970 ounces (Q4 2013 – 15,905 ounces) were produced in the fourth quarter of 2014. In 2014, gold production at Limon was temporarily affected by installation delays for a dewatering system at Santa Pancha 1, limiting access to higher grade zones. The installation was successfully completed in early November 2014. As a result, gold production at the Limon Mine is forecast to return to normalized levels in 2015 and increase by approximately 25% compared to 2014 to between 55,000 to 65,000 ounces.

Construction at the Otjikoto Mine has been completed ahead of schedule and on budget. On December 11, 2014, the Company announced the first gold pour, one week ahead of schedule, at Otjikoto. In December 2014, the Otjikoto mill processed 152,874 tonnes of ore (compared to budget of 93,632 tonnes) and produced 7,159 ounces of gold (compared to budget of 5,228 ounces). For accounting purposes, gold revenue earned and related production costs from the sale of pre-commercial production will be credited to Otjikoto’s mineral property development costs prior to commercial production. At December 31, 2014, approximately 774,000 tonnes of high grade ore had been stockpiled. In 2014, Otjikoto continued its exceptional overall safety performance with a Lost Time Incident Frequency Rate of 0.07.

Consolidated gold revenue for the fourth quarter of 2014 was $122.4 million on sales of 102,612 ounces at an average realized price of $1,193 per ounce compared to $138.1 million (which included a non-cash amount of $9.3 million related to amortization of deferred revenue) on sales of 106,185 ounces at an average realized price of $1,300 per ounce in the fourth quarter of 2013. Gold revenue declined mainly due to an 8% decrease in the average realized gold price.

For the full-year 2014, consolidated gold revenue was $486.6 million on record sales of 386,219 ounces at an average realized price of $1,260 per ounce compared to $544.3 million (which included a non-cash amount of $37.4 million related to amortization of deferred revenue) on sales of 380,895 ounces at an average realized price of $1,429 per ounce in the same period last year. Gold revenue in 2013 also included the sale of 20,811 ounces relating to the Masbate Mine’s gold bullion inventory acquired on January 16, 2013.

Production guidance on 2015

B2Gold is projecting another record year for gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto), an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 to $660 per ounce (2014 guidance range was $667 to $695 per ounce). The substantial increase in the Company’s consolidated gold production and the reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine. For the first half of 2015, gold production is expected to be in the range of 225,000 to 245,000 ounces which will be lower than the gold production in the second half of the year of 275,000 to 295,000 ounces, due to a number of factors including the continued ramp-up of gold production at Otjikoto.

Mine-by-mine 2015 ranges for forecasted gold production and cash operating costs per ounce as well as forecasted sustaining capital expenditures is as follows:

	2014 Gold Production (ounces)	2015 Forecast Gold Production (ounces)	2015 Forecast Operating Cash Costs ($ per ounce)	2015 Forecast Sustaining Capital Expenditures ($ thousands)
Masbate	186,195	170,000 – 180,000	$740 - $775	$24,320
Otjikoto	7,159	140,000 – 150,000	$500 - $525	$2,778
La Libertad	149,763	135,000 – 145,000	$605 - $635	$23,920
Limon	48,045	55,000 – 65,000	$680 - $710	$20,198

B2Gold Consolidated	391,162	500,000 – 540,000	$630 - $660	$71,216

Due to the anticipated timing of budgeted capital expenditures, all-in sustaining costs are expected to be higher in the first half of 2015 than in the second half. Overall, the Company’s consolidated all-in sustaining costs are expected to be approximately in a range of $950 and $1,025 per ounce for 2015.

Otjikoto Mine, Namibia

For 2015, the new Otjikoto Gold Mine in Namibia is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range. All ore in 2015 will come from the existing Otjikoto pit. Once the planned mill expansion is completed in the third quarter of 2015, the Company expects that annual gold production from the main Otjikoto pit will increase significantly to approximately 200,000 ounces in 2016 and 2017. Otjikoto’s gold production will also be enhanced by the development of its Wolfshag zone, adjacent to the main Otjikoto pit.

On January 20, 2015, the Company announced a significantly higher grade updated gold mineral resource estimate for the Wolfshag zone. The updated inferred mineral resource contains 675,000 ounces of gold within 2.581 million tonnes grading 8.14 g/t gold utilizing a 3 g/t cut-off. (see news release dated 01/20/15). This inferred resource is below a pit shell containing an additional 1.035 million tonnes at 2.81 g/t gold (93,000 ounces gold) in the indicated category. The previously released initial inferred resource estimate for the Wolfshag zone was 6.8 million tonnes at 3.2 g/t gold containing 703,000 ounces of gold (see news release dated 01/22/14). The Company expects to complete an updated mine plan by the end of 2015 which will evaluate open pit and underground mining at Wolfshag.

Otjikoto continued its strong ramp-up performance into 2015 with average daily mill throughput exceeding the Company’s target. During the period January 1, 2015 to January 17, 2015, the average daily mill throughput was 6,600 tonnes of ore (compared to budget of 5,100 tonnes) grading 1.7 g/t gold (compared to budget of 1.7 g/t) and gold recoveries averaging 95.1% (compared to budget of 96.1%). The mill has a design capacity of 6,800 tonnes of ore per day, once it has ramped up to full production. The Company anticipates to be in a position to declare commercial production in the first quarter of 2015.

In 2015, sustaining capital costs for Otjikoto are planned to total $2.8 million. In addition, Otjikoto’s non-sustaining/development capital costs are budgeted to total $30 million in 2015, including $15 million for the mill expansion and $7.6 million for Phase 2 pre-stripping at the Otjikoto pit. Otjikoto’s planned mill expansion is designed to increase the ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment. The expansion work commenced in December 2014 and is anticipated to be completed in August 2015.

The exploration program around Otjikoto will include 18,700 meters in drilling to further test and infill the down plunge extension of the Wolfshag resource and to commence testing the down plunge higher grade shoots at Otjikoto. The total exploration budget in 2015 is $5.7 million.

Masbate Mine, Philippines

The Masbate Mine is projected to produce approximately 170,000 to 180,000 ounces of gold in 2015 at a cash operating cost of approximately $740 to $775 per ounce. Operating cash costs are expected to decrease, mainly due to lower budgeted prices for consumables (fuel, cyanide and grinding media material) and the change (in mid-2014) from contract mining to self-mining.

The Masbate Mine is budgeted to process an average of 17,800 tonnes of ore per day (for a total of approximately 6.5 million tonnes of ore for the year) which reflects an optimal throughput level while maximizing gold recoveries. Gold grades processed in 2015 are expected to average 1.13 g/t gold and gold recoveries are anticipated to average 74.2%. Approximately 34% of the mill feed is budgeted to contain oxide material (with higher gold recoveries) from the Colorado pit.

The Company continues with its evaluation of the potential Masbate expansion with additional metallurgical testing. Initial metallurgical results indicate that the optimum grind size should be coarser, and economics are also improved if leach retention time is in excess of 24 hours. Tests to determine the optimum retention time are currently in progress, and all results will be verified with variability testing. As a result of test work to date, the Company is planning to install additional leach tanks in 2015 to increase leach retention time, and the plant is being operated at a coarser grind size with higher throughput rates.  The final throughput evaluation will be completed before the end of the first quarter of 2015.

Sustaining capital costs at the Masbate Mine are budgeted to total $24.3 million in 2015, consisting of capitalized stripping costs ($8.9 million), land purchases ($3.6 million) and continued mine infrastructure development for low grade and waste placement ($4.3 million) with the balance being general mine infrastructure and equipment. In addition, the Company has budgeted non-sustaining/development capital costs of approximately $10 million in 2015 for additional leach tanks to optimize gold recoveries.

The Masbate exploration budget for 2015 is approximately $5.4 million including 13,100 meters of drilling. The program includes further drilling in the Pajo area and in the Dabu underground target.

La Libertad Mine, Nicaragua

La Libertad Mine is projected to produce approximately 135,000 to 145,000 ounces of gold in 2014 at a cash operating cost of approximately $605 to $635 per ounce. Operating cash costs are expected to increase, mainly due to the longer haul distance from the new Jabali Antena pit and commencement of underground mining at the Mojon Central pit.

La Libertad Mine is budgeted to process an average of 6,100 tonnes of ore per day for a total of approximately 2.2 million tonnes of ore for the year at an average grade of 2.06 g/t gold. In 2015, the higher grade ore from the Jabali Central pit and Jabali Antena pit together will form approximately 24% of the mill feed. However, the proportion of Jabali ore processed is planned to increase to approximately 40% in subsequent years. As a result, a higher proportion of lower grade spent ore (16%) is expected to be processed in 2015. Gold recoveries are anticipated to average 94% in 2015.

In 2015, sustaining capital  costs for La  Libertad are planned to total $23.9 million, consisting of pre-stripping costs ($10.9 million), tailings pond expansion ($6.9 million), underground mine development ($2.7 million) and a new pumping station and treatment plant ($1.4 million). In addition, the Company has budgeted non-sustaining/development capital costs of approximately $12.7 million, mainly for Jabali underground development ($4.9 million), power line installation ($1.8 million), land purchases ($1.7 million) and resettlement initiatives ($3.8 million).

The Libertad exploration budget for 2015 is approximately $5 million for a total of 13,100 metres of planned diamond drilling. The program comprises largely of brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets to be developed. Regionally, the Libertad exploration program continues to generate targets within the mineral claim area.

Limon Mine, Nicaragua

The Limon open pit and underground mine is projected to produce approximately 55,000 to 65,000 ounces of gold in 2015 at a cash operating cost of approximately $680 to $710 per ounce. Gold production in 2015 is expected to increase by approximately 25% over 2014 production now that the dewatering system is fully installed and functional at Santa Pancha 1. Higher grade material from underground sources is expected to provide 82% of Limon’s mill feed in 2015.

For 2015, the Limon Mine is budgeted to process approximately 0.5 million tonnes of ore at an average grade of 4.12 g/t gold. Gold recoveries are anticipated to average 92%.

The Company plans to undertake sustaining capital expenditures at the Limon Mine in 2015 totaling approximately $20.2 million. Sustaining capital expenditures in 2015 include underground mine development ($7.8 million), tailings pond expansion and detox pond construction ($5.1 million), mill equipment ($2.2 million), underground mine equipment ($1.7 million) and additional pumping systems for extending underground mining areas in 2016 ($1.5 million).

The Limon exploration budget for 2015 is approximately $4.2 million for a total of 9,400 metres of planned diamond drilling. The program largely comprises of brownfields (near mine) drilling, including #8 shaft infill drilling, Veta Nueva area underground resource drilling and some blue-sky potential to the west of the property. Regionally, the exploration teams continue to follow up on extensions to the main vein systems and open pit potential up-dip of previously mined vein targets.

Fekola Development Project - Mali

On October 3, 2014, the Company completed the scheme of arrangement by which B2Gold acquired all of the issued ordinary shares of Papillon Resources Limited (“Papillon”). The Company is committed to advancing Papillon’s Fekola Project and expects that a significant portion of its Otjikoto Mine construction team will provide the core construction team for Fekola. Based on current assumptions and subject to completion of financing and mine construction, the Fekola Project has the potential to increase the Company’s annual gold production by approximately 300,000 ounces per year.

Early construction activity is planned to begin at Fekola in February 2015. Assessment of construction equipment needs and mobilization planning for personnel is currently underway. Early works that are planned include: construction of a new site access road, construction of an on-site airstrip designed to allow personnel to fly directly in and out of site, commencement of camp construction and commencement of excavations within the mill footprint.

The Company is also assessing and optimizing the feasibility work previously completed by Papillon. This includes: reviewing the optimal grind size and throughput rate, optimal size and configuration of the mills, assessing the mine plan and potential use of mine contractors, reviewing Health, Safety and Environmental controls, power alternatives and general site layout configurations. Upon completion of these assessments, the Company plans to release an updated mineral resource estimate and final feasibility study for the Fekola Project in the second quarter of 2015.

The exploration program in Mali will include 19,300 meters of drilling at Fekola and targets around Fekola. In addition, other properties included in the Papillon acquisition will also be evaluated. The total budget for 2015 will be $5.6 million.

West Africa Health Update

On January 18, 2015, the Malian government and the United Nations declared Mali free of Ebola after 42 days without any new cases of the Ebola virus.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements regarding drilling, construction, maintenance, production and other activities on the Company’s properties, anticipated technical reports and feasibility studies, future production, the potential for expansion or recategorization of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, requirements for and sources of financing for expansion projects, the potential expansion of the Masbate mill, the potential expansion of the Otjikoto mill, the decision to proceed with the development of, the potential construction and completion of, and potential production from, the Fekola gold project. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; the uncertainty associated with pre-feasibility studies, which do not purport to establish the legal or commercial viability of mineral deposits; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the acquisition of Papillon; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. For the above reasons, information contained in this press release that describes the Company’s or Papillon’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.